SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 30, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF 02.570.688/0001 -70
Board of Trade 53 3 0000581 8

MATERIAL FACT

CREDIT OF INTEREST ON OWN CAPITAL

We hereby inform Brasil Telecom Participações S.A.’s (“Company”) shareholders that the Company’s Senior Management deliberated, following a delegation from the Board of Directors specified on a meeting held on January 30th, 2007, the appropriation of Interest on Own Capital in the amount of R$187,600,000.00 (one hundred and eighty seven million and six hundred thousand reais), which corresponds to a gross amount of R$0.517533783 per one thousand shares or an amount net of income tax of R$0.439903715 per one thousand shares, common and preferred, pursuant to Article 9 of Law 9,249 of December 26th, 1995 and to Brazilian Securities and Exchange Commission’s (Comissão de Valores Mobiliários) Deliberation 207/96.

I – Income Tax Withheld: Income tax of 15% will be withheld from the amount of Interest on Own Capital, except for the shareholders proven to have fiscal exemption or with differentiated taxation who prove such condition.

II – Date of the Credit: The credit of Interest on Shareholders Equity, in the total amount of R$187,600,000.00, in the books of Brasil Telecom S.A., will occur on January 31st, 2007.

III – Date of Trading “ex-Interest on Own Capital”: As of February 12th, 2007, the Company’s shares will trade “Ex-Interest on Own Capital”, considering the shares deposited on February 9th, 2007.

IV – Information regarding the Dividends’ Payment and Accusation: The interest on shareholders’ equity shall be accused to the dividends related to the fiscal year of 2007 and shall be subject to the approval of the Ordinary General Shareholders’ Meeting of 2008. The payment date, when resolved, will be informed through the publication of Notice to Shareholders.

V – Confirmation of Fiscal Exemption or Differentiated Taxation: Legal persons that are exempted from the income tax or with differentiated taxation, in compliance with the current law, shall prove such condition to the Custodian Bank – Banco ABN AMRO REAL S.A., Gerenciamento de Acionistas de Terceiros, Av. Brigadeitro Luiz Antônio, 2020/6º Andar – Bela Vista – CEP 01.318 -911 – São Paulo - SP, until February 23rd, 2007.

Brazil, Brasília, January 31st, 2007.

Charles Laganá Putz
Investor Relations Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.